

Mail Stop 3720

April 8, 2008

Via U.S. Mail and Fax (516-624-0638)
Mr. William Bozsnyak
Chief Executive Officer
SearchHelp, Inc.
6800 Jericho Turnpike, Suite 208E
Syosset, NY 11791

   RE: **SearchHelp, Inc.**
      Form 10-KSB for Fiscal Year Ended December 31, 2006
      Filed April 11, 2007
      File No. 1-31590

Dear Mr. Bozsnyak:

   The Division of Corporation Finance has completed its review of your Form 10-KSB and related filings and does not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director